Pacific Alliance Corporation
1661 Lakeview Circle
Ogden, Utah 84403

October 10, 2005

Mail Stop 3561

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Pacific Alliance Corporation
Form 10-KSB for the year ended December 31, 2004
Commission file #: 033-08732D

Dear Ms. Cvrkel,

We have received your letter dated September 1, 2005 regarding the above referenced Form 10-KSB and the comments thereon. The letter has been forwarded to our former auditors who are working with us to provide responses by October 31, 2005.

Sincerely,

/s/ David Knudson
Secretary/Treasurer
Principal Financial Officer